FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia V6C 2T8

2.

Date of Material Change

March 19, 2008

3.

News Release

A news release respecting this material change was disseminated on March 20, 2008 via Marketwire.

4.

Summary of Material Change

On March 19, 2008, Forbes Medi-Tech Inc. (“Forbes”) entered into an agreement with a private investor (the “Investor”) to reorganize Forbes Medi-Tech Operations Inc. (“FMTO”), a wholly-owned subsidiary of Forbes. The Investor is to make an investment of $3 million in a convertible debenture of FMTO.  The transaction is expected to close on or before April 30, 2008. Completion of the transaction is subject to the Investor’s satisfaction with the results of its confirmatory due diligence investigations with respect to certain matters. Following completion of the transaction, Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

5.

Full Description of Material Change

On March 19, 2008, Forbes entered into an agreement with the Investor to reorganize FMTO, a wholly-owned subsidiary of Forbes. The Investor is to make an investment of $3 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, are to be transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. The transaction is expected to close on or before April 30, 2008. Completion of the transaction is subject to the Investor’s satisfaction with the results of its confirmatory due diligence investigations with respect to certain matters. Following completion of the transaction, Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

The transaction will not result in any change to the share ownership of Forbes, its listing on the NASDAQ or TSX, the composition of its Board of Directors, management or in any of its relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers. From an operational perspective, there will be no changes, Forbes will acquire from FMTO, and retain, all rights to its intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol™, and to continue its pharmaceutical programs under its current business plan.

See attached news release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.

Executive Officer

David Goold, Chief Financial Officer

Tel: (604) 689-5899

9.

Date of Report

March 28, 2008

“A Life Sciences Company”
For Immediate Release:	March 20, 2008

Forbes Medi-Tech Announces $3.8 Million Non-Dilutive Funding Transaction

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI, NASDAQ:FMTI or NASDAQ:FMTID) (“Forbes” or the “Company”) today announced that, as part of its continuing reorganization plan, it has entered into an agreement with a private investor (the “Investor”) to reorganize Forbes Medi-Tech Operations Inc. (“FMTO”), a wholly-owned subsidiary of Forbes. The Investor is to make an investment of $3 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, are to be transferred to Forbes, which will continue to carry on the business previously carried on by FMTO.  The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. The transaction is expected to close on or before April 30, 2008. Completion of the transaction is subject to the satisfaction of certain conditions.  Following completion of the transaction, Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO.  Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

The transaction will not result in any change to the share ownership of Forbes, its listing on the NASDAQ or TSX, the composition of its Board of Directors, management or in any of its relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers. From an operational perspective, there will be no changes, Forbes will acquire from FMTO, and retain, all rights to its intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol™, and to continue its pharmaceutical programs under its current business plan.

"We believe this transaction clearly unlocks value for our shareholders”, stated Charles Butt, President and CEO of Forbes Medi-Tech. “We will immediately access $3 million of non-dilutive capital for our business development and operational plans, followed by an additional $800,000 within a year, plus a possible upside on the latter amount. We look forward to working with the Investor to fully develop this opportunity."

Based on our outstanding common shares of 4,801,512, this transaction will add shareholder value of approximately $0.79 per common share.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

# # #

For more information, please contact:

Forbes Investor Relations Telephone: (604) 681-8976 E-mail: ir@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding Forbes’ continuing reorganization plan and non-dilutive financing,, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “expected”, “expects”, “possible”, “strategy” and “vision”.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including uncertainty whether the continued reorganization plan and financing will be undertaken or completed as planned or at all ;the satisfactions of the conditions contained in the agreement with the Investor including those that are to be satisfied in the discretion of the Investor,  the need for performance by the Investor, which is not assured; the possibility that the reorganization will result in different outcomes than those currently anticipated; uncertainty whether the Company will receive all of the anticipated proceeds of the financing, including the $800,000 within a year;  the Company’s need for further funding, which is not assured; changes in business strategy or development plans; uncertainty whether the Company will realize its strategies and vision; and other risks and uncertainties, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S. at www.sedar.com and at www.sec.gov , any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and, except as required under applicable law, the Company does not assume any obligation to update any statement should those assumptions, beliefs, opinions or expectations, or other circumstances change.

CONFIDENTIAL TREATMENT HAS BEEN SUBMITTED WITH RESPECT TO CERTAIN PORTIONS OF THIS EXHIBIT PURSUANT TO RULE 24B-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.  THOSE PORTIONS ARE DESIGNATED WITH A NOTE THAT SUCH INFORMATION HAS BEEN INTENTIONALLY OMITTED OR BY REDACTION HIGHLIGHTING.

Execution Copy

INVESTMENT AGREEMENT

THIS AGREEMENT made this 19th day of March, 2008,

AMONG:

------------------, a body corporate
incorporated under the laws of the Province of Alberta
("-----")

- and -

FORBES MEDI-TECH INC., a corporation
incorporated under the laws of the Province of British
Columbia (the "Parent")

- and -

FORBES MEDI-TECH OPERATIONS INC., a
controlled subsidiary corporation of the Parent
incorporated under the Canada Business Corporations
Act (the "Subsidiary")

     WHEREAS the Subsidiary has substantially completed a corporate reorganization and seeks to pursue a corporate business opportunity, with the assistance of -----;

     AND WHEREAS the Parent wishes to provide for the purchase from the Subsidiary by ----- of the Convertible Debenture, which has the terms that are herein provided.

     NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of this Agreement and the mutual terms and conditions set forth herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the Parties), the Parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

     Capitalized terms used in this Agreement, including the recitals and Schedules attached to this Agreement, shall have the meanings specified for those terms below, and if no meaning is specified for a capitalized term below, then that term shall have the meaning provided for that term in the part of this Agreement in which that term is defined:

(a)	"Acquisition Rights" has the meaning ascribed to that term in Section 7.1(h);

(b)	"Adjustment Factor" means the percentage determined by dividing the aggregate amount of Tax Attributes determined in accordance with Section 2.3 by -----------;

The identity of the private investor and pricing information has been redacted in the provision marked above on the basis of confidentiality.

(c)	"Agreement", "herein", "hereto", "hereof" and similar expressions refer to this agreement, including the recitals to this agreement, and not to any particular article, section, subsection or other subdivision of this agreement, and include every agreement varying, modifying, amending or supplementing this agreement;

(d)	"Applicable Laws" means any statute, bylaw, rule or regulation or any judgment, order, writ, injunction or decree of any Governmental Entity to which a specified person or property is subject;

(e)	"Audited Financial Statements" means the audited financial statements of the Subsidiary prepared by KPMG LLP for the three fiscal years ending December 31, 2007, December 31, 2006, and December 31, 2005;

(f)	"Books and Records" means all books of account, tax records, sales and purchase records, business reports, plans and projections and all other documents, files, correspondence and other information of a Person (whether or not in written, printed, electronic or computer printout form);

(g)	"Business Day" means any day other than a Saturday or a Sunday or a statutory holiday in Alberta;

(h)	"Change of Control" in respect of a corporation means an acquisition of control in respect of such corporation within the meaning of the Tax Act;

(i)	"Claims" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(j)	"Closing Date" means April 30, 2008, or such later date on or prior to the Outside Date as the Parties acting reasonably agree to in writing;

(k)	"Convertible Debenture" means a secured debenture of the Subsidiary in the form attached hereto as Schedule C due April 30, 2009, which will bear interest at 8% compounded semi-annually and will be convertible at the holder’s option into 35% of the voting shares outstanding at Closing on a pro forma basis after giving effect to the issue of the Convertible Debenture, and all of the non-voting shares of the Subsidiary (representing, in the aggregate and on a fully diluted basis, 79% of all of the issued and outstanding shares of the Subsidiary outstanding at the Effective Time on a pro forma basis after giving effect to the issue of the Convertible Debenture);

(l)	[Competitively sensitive information intentionally omitted.]

(m)	[Business sensitive information intentionally omitted.]

(n)	"Deposit" has the meaning ascribed to that term in Section 2.1;

(o)	"Disclosure Schedule" means Schedule B;

(p)	"Effective Time" means 9:00 a.m. on the Closing Date;

The identity of the private investor and information regarding the manner in which the Parent and the private investor will after the Closing Date source and pursue other opportunities to maximize the value of their respective interests in the Subsidiary and the proceeds to be received by the Parent as a result thereof has been redacted in the provision marked above on the basis of confidentiality.

(q)	"Encumbrances" means all liens, charges, pledges, mortgages, security interests, claims, and other encumbrances of whatsoever nature and kind, whether actual or contingent;

(r)	"GAAP" means generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;

(s)	"Governmental Entity" means any applicable court or tribunal in any jurisdiction or any federal, provincial, municipal or other governmental body, agency, authority, department, commission, stock exchange, board, instrumentality, official or tribunal thereof;

(t)	[Competitively sensitive information intentionally omitted.]

(u)	[Competitively sensitive information intentionally omitted.]

(v)	"Liabilities" means all indebtedness, liabilities and obligations of any kind whatsoever of the Subsidiary in respect of or relating to the assets, business, operations, contracts or commitments of the Subsidiary, whether actual or contingent, known or unknown, including any and all Losses;

(w)	"Losses" means, in respect of any matter, any and all claims, demands, actions, proceedings, causes of action, losses, damages, liabilities, deficiencies, interest, penalties, fines, and amounts paid in settlement, costs and expenses of every nature and kind whatsoever (including, without limitation, all legal fees rendered on a solicitor and his own client basis and other professional fees and disbursements) arising directly or indirectly as a consequence of such matter, other than consequential, special and/or incidental damages or costs;

(x)	"----- Purchase" means the acquisition by ----- from the Subsidiary at the Effective Time of the Convertible Debenture pursuant to this Agreement;

(y)	[Competitively sensitive information intentionally omitted.]

(z)	"Notice Documentation" has the meaning ascribed to that term in Section 5.7;

(aa)	"Outside Date" means May 31, 2008, or such later date as the Parties acting reasonably agree to in writing;

(bb)	[Business sensitive information intentionally omitted.]

(cc)	"Parties" means the parties to this Agreement and "Party" means any one of them;

(dd)	[Competitively sensitive information intentionally omitted.]

(ee)	"Person" means any individual, corporation, body corporate, partnership, joint venture, association, trust, Governmental Entity, or other legal entity;

(ff)	"Purchase Price" has the meaning ascribed to that term in Section 2.2;

The identity of the private investor and information regarding the manner in which the Parent and the private investor will after the Closing Date source and pursue other opportunities to maximize the value of their respective interests in the Subsidiary and the proceeds to be received by the Parent as a result thereof has been redacted in the provision marked above on the basis of confidentiality.

(gg)	[Business sensitive information intentionally omitted.]

(hh)	"Reorganization" means the reorganization of the Subsidiary referred to in Section 3.2 and described in detail in Schedule A;

(ii)	"Representative" has the meaning ascribed to that term in Section 6.2;

(jj)	[Competitively sensitive information intentionally omitted.]

(kk)	[Business sensitive information intentionally omitted.]

(ll)	"Subsidiary Shares" means all of the issued and outstanding common shares in the capital of the Subsidiary, which at the date hereof consists of, and at the Effective Time will consist of, 38,412,100 common shares;

(mm)	"Tax" or "Taxes" includes all taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Entity (including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education, development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges) together with all fines, interest, penalties on or in respect of, or in lieu of or for non- collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges;

(nn)	"Tax Act" means the Income Tax Act (Canada);

(oo)	"Tax Attributes" means the Subsidiary's Canadian federal and provincial scientific research and experimental development expenses, Canadian federal and provincial non- capital losses and Canadian federal investment tax credits; and

(pp)	[Competitively sensitive information intentionally omitted.]

The identity of the private investor and information regarding the manner in which the Parent and the private investor will after the Closing Date source and pursue other opportunities to maximize the value of their respective interests in the Subsidiary and the proceeds to be received by the Parent as a result thereof has been redacted in the provision marked above on the basis of confidentiality.

1.2	Sections and Headings

     The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, Section or Schedule refers to the specified Article or Section of, or Schedule to, this Agreement.

1.3	Number, Gender

     In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders.

1.4	Currency

     Unless otherwise indicated, all dollar amounts in this Agreement are expressed in Canadian dollars.

1.5	Accounting References

     Where the character or amount of any asset or liability or item of income or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with GAAP except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.6	Statutory References

      Except to the extent otherwise indicated, any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time and any statute or regulation that supplements or supersedes such statute or regulations.

1.7	Conflict or Inconsistency

     Wherever any provision, whether express or implied, of any Schedule hereto conflicts or is at variance with any provision in the main body of this Agreement, the provision in the main body shall prevail. Wherever any provision, whether express or implied, of this Agreement conflicts with or is at variance with any documentation issued in furtherance hereof, the provision of this Agreement shall prevail.

1.8	Best Efforts

     When used herein, the term "best efforts" means that a Party shall use its commercially reasonable best efforts to secure the stated result.

1.9	Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule A	Summary of Transaction Steps
Schedule B	Disclosure Schedule
Schedule C	Form of Convertible Debenture

The identity of the private investor and pricing information has been redacted in the provision marked above on the basis of confidentiality.

ARTICLE 2
DEPOSIT, PURCHASE AND SALE AND ADJUSTMENTS

2.1	Deposit

	(a)	----- has provided to the Parent's legal counsel a cash deposit (the "Deposit") in the amount of --------. The Deposit has been and will be held in an interest-bearing trust account. Subject to Section 9.1, the Deposit and all interest earned thereon will be applied to the Purchase Price at the Effective Time. The Deposit and all interest earned thereon shall be returned to ----- and this Agreement shall terminate if the Effective Time does not occur on or before the Outside Date.

	(b)	The Deposit shall be an indication of -----'s good faith and financial capability with respect to the transactions contemplated by this Agreement and shall be forfeit to the Parent as liquidated damages in the event each of the conditions precedent in Section 8.1 are satisfied or fulfilled and ----- does not complete the transactions contemplated by this Agreement by the Closing Date.

2.2	Purchase and Sale

     Subject to the satisfaction of the conditions precedent set forth herein, ----- agrees to subscribe for and purchase the Convertible Debenture from the Subsidiary at the Effective Time. The consideration payable for the Convertible Debenture shall be cash in the amount of $3,000,000 ----------------------------------------- Guarantee (the "Purchase Price"), subject to adjustment in accordance with Section 2.3.

2.3	Adjustments

     Each of the Purchase Price ------------------------- is based on the assumption that immediately following the Effective Time the aggregate amount of the Tax Attributes will be ----------- after taking into account the intended income tax consequences of the Reorganization as agreed in writing by the Parent and -----. If at or before the Effective Time it is determined that the aggregate amount of the Tax Attributes immediately following the Effective Time will be an amount other than ----------- and such difference results or will result from the application of the intended income tax consequences of the Reorganization or from any action taken or not taken by the Parent or the Subsidiary prior to the Effective Time or from any matter that occurred or arose prior to the Effective Time, then

(a)	the cash portion of the Purchase Price shall be adjusted to the amount determined by multiplying $3,000,000 by the Adjustment Factor, and

(b)	[Competitively sensitive information intentionally omitted.]

ARTICLE 3
CORPORATE MATTERS RELATING TO PARENT AND SUBSIDIARY

3.1	Reorganization of Subsidiary

     Before or forthwith after execution of this Agreement, the Parent shall proceed expeditiously to complete the Reorganization substantially and materially in the manner described in Schedule A or in such other manner as the Parent may determine with the written consent of ----- acting reasonably.

The identity of the private investor and information regarding pricing the manner in which the Parent and the private investor will after the Closing Date source and pursue other opportunities to maximize the value of their respective interests in the Subsidiary and the proceeds to be received by the Parent as a result thereof has been redacted in the provision marked above on the basis of confidentiality.

3.2	Transfer of Assets and Liabilities

The Parent will

	(a)	cause the Subsidiary to transfer all of its assets, including an assignment to the Parent of the $3,000,000 proceeds payable by ----- under this Agreement from the sale of the Convertible Debenture but excluding the Tax Attributes, to the Parent, such transfer to be effective on or prior to the Closing Date;

	(b)	assume all of the Liabilities of the Subsidiary, such assumption to be effective at, and for all times prior to, the Closing Date;

	(c)	cause the Subsidiary to provide to each of the directors and officers of the Subsidiary an indemnity, in form and substance satisfactory to ----- acting reasonably, in respect of all Losses that may be suffered by such directors and officers that arise from or relate to their conduct as officers and/or directors of the Subsidiary; and

	(d)	file, and cause the Subsidiary to file, all such tax elections as may be necessary or desirable in connection with such transfer and assumption.

     ----- shall be satisfied, acting reasonably, with all such transfer and assumption documentation and tax elections to be filed in connection therewith prior to execution or filing thereof, and the Parent agrees to provide ----- with copies thereof for its prior written approval. The Parent shall also provide ----- with copies of all executed and filed documentation after execution and filing thereof and certified copies of all necessary corporate resolutions, consents or agreements regarding such transfer and assumption.

3.3	Name Change

     The Parent shall cause the name of the Subsidiary to be changed to a numbered corporation as part of the Reorganization, with effect on the Closing Date.

3.4	Resignation of Officers and Directors

     The Parent shall exercise its best efforts to ensure that a nominee of ----- is added to the board of directors of the Subsidiary and that such nominee, as well as Charles Butt and David Goold, shall be the sole officers and directors of the Subsidiary, effective as of the Effective Time. The Parent shall exercise its best efforts to cause such directors to continue as directors of the Subsidiary until the closing of a Corporate Opportunity, at which time it shall exercise its best efforts to cause each of Charles Butt and David Goold to resign as an officer and director and provide an unconditional mutual release of all claims he or she may have against the Subsidiary and vice versa, other than claims in respect of indemnification.

 ARTICLE 4
[COMPETITIVELY SENSITIVE INFORMATION INTENTIONALLY OMITTED.]

ARTICLE 5
[COMPETITIVELY SENSITIVE INFORMATION INTENTIONALLY OMITTED.]

 ARTICLE 6
COVENANTS OF PARENT

6.1	Covenants During Guarantee Period

From the date hereof until the expiry of the Guarantee Period:

	(a)	the Parent shall, and shall cause the Subsidiary to, observe, perform and comply in all material respects with all their respective covenants, agreements and obligations herein;

	(b)	other than as contemplated by this Agreement ---------------------------------------------------------------------------------------------------------------------, the Parent shall not, and to the extent applicable shall cause the Subsidiary not to, without the prior written consent of ----- acting reasonably,

(i)

issue any shares, options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of the Subsidiary,

The identity of the private investor and information regarding the manner in which the Parent and the private investor will after the Closing Date source and pursue other opportunities to maximize the value of their respective interests in the Subsidiary and the proceeds to be received by the Parent as a result thereof has been redacted in the provision marked above on the basis of confidentiality.

(ii)

sell, transfer, pledge, encumber or dispose of or agree to sell, transfer, pledge, encumber or dispose of any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, the Subsidiary, including, after the Effective Time, the Remaining Shares,

(iii)

change or amend the constating documents or by-laws of the Subsidiary, or

(iv)

split, combine or reclassify any outstanding shares of the Subsidiary;

(c)	other than as contemplated by this Agreement ---------------------------------------------------------------------------------------------------------------------, the Parent shall not, and to the extent applicable shall cause the Subsidiary not to, without the prior written consent of ----- acting reasonably,

(i)	redeem or purchase any shares of the Subsidiary,

(ii)	reorganize, amalgamate, merge or continue the Subsidiary with any other Person,

(iii)	take any action or make any commitment with respect to, or in contemplation of, any complete or partial liquidation, dissolution or other winding-up of the Subsidiary,

(iv)	declare and/or pay dividends or reduce the capital of the Subsidiary,

(v)	take any action -------------------------------------------------- that would or may give rise, in the opinion of -----, acting reasonably, to a Change of Control of the Parent or the Subsidiary other than a Change of Control of the Parent in respect of which:

(A)	----- has received written notice of the Parent not less than 90 days prior to the date of such Change of Control in accordance with Section 5.5(f) hereof; or

(B)	----- has required the Parent to purchase the Convertible Debenture for an amount equal to the sum of the adjusted cash portion of the Purchase Price determined pursuant to Section 2.3(a) and ---------- pursuant to Section 5.5(f) and such purchase has been completed,

(vi)	take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time,

(vii)	enter into, assign, terminate or amend any contract or agreement in respect of the Subsidiary,

The identity of the private investor and information regarding pricing the manner in which the Parent and the private investor will after the Closing Date source and pursue other opportunities to maximize the value of their respective interests in the Subsidiary and the proceeds to be received by the Parent as a result thereof has been redacted in the provision marked above on the basis of confidentiality.

	(viii)	create any Encumbrance on any of the assets of the Subsidiary,

	(ix)	in respect of the Subsidiary, create, incur, guarantee, or assume any indebtedness for borrowed money or otherwise become liable or responsible for the obligations of any other Person,

	(x)	in respect of the Subsidiary, make any loans, advances, or capital contributions to, or investments in, any other Person,

	(xi)	change in any respect any of the accounting principles or practices used by the Parent or the Subsidiary, except for any change required by reason of a concurrent change in GAAP;

(d)	the Subsidiary shall not, and the Parent shall ensure that the Subsidiary does not, engage in any activity ---------------------------------------------------------;

(e)	the Parent shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a material adverse effect on the Parent, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(f)	the Parent shall use its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to -----'s obligations hereunder to the extent that such matters are within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the transactions contemplated hereunder, including using its commercially reasonable efforts to:

	(i)	obtain all necessary releases, waivers, consents and approvals required to be obtained by it or requested by -----, acting reasonably, from other parties to leases and other contracts;

	(ii)	obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any Applicable Laws; and

	(iii)	cooperate with ----- in connection with the performance by it of its obligations hereunder;

(g)	the Parent shall make or cooperate as necessary in the making of all necessary filings and applications under all Applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such laws;

(h)	the Parent will, within two Business Days of the Parent or the Subsidiary receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, or indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to Taxes attributable to a time period prior to the Effective Time, or Tax Attributes, deliver to ----- a copy thereof; and

The identity of the private investor and information regarding pricing and the manner in which the Parent and the private investor will after the Closing Date source and pursue other opportunities to maximize the value of their respective interests in the Subsidiary and the proceeds to be received by the Parent as a result thereof has been redacted in the provision marked above on the basis of confidentiality.

(i)	the Parent shall promptly notify ----- of any material adverse change, or any change which could reasonably be expected to become a material adverse change, in respect of its business or in the operation of its business, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) that would have a material adverse effect upon the Subsidiary.

6.2	Access to Information

     To the extent the following items are in its possession or control, and until the sale of all of the Remaining Shares, the Parent shall afford -----'s officers, employees, counsel, investment bankers, accountants and other authorized representatives and advisors (the "Representatives") access at all reasonable times to the assets, books, contracts and records of the Subsidiary and of the Parent in respect of the Subsidiary, including, without limitation, the Books and Records, minute books and share registers of the Parent and the Subsidiary, and shall give ----- and its Representatives such copies and information with respect thereto as may be reasonably required and shall permit ----- to make such audit of the Books and Records and physical verification of the assets of the Parent and the Subsidiary as ----- may see fit. The Parent shall also provide ----- and its Representatives with access to the Parent's management personnel that have knowledge of the Subsidiary and any prior business operations. The Parent and the Subsidiary will also take such actions as are necessary to facilitate a debt or equity financing of the Subsidiary to occur after the Effective Time, including, as applicable, attendance by their respective directors and officers, as necessary, at due diligence sessions held by investment dealers or other advisors in respect of any such transaction.

6.3	Notice of Misrepresentation or Breach

     Each Party will promptly notify the other Parties if any representation made by it or, to the extent a Party has knowledge of the same, by another Party in this Agreement is or becomes untrue or incorrect or if a Party is aware that a breach of a covenant or warranty has or may have occurred prior to the expiry of the Guarantee Period. Such notice will set out particulars of the untrue or incorrect representation or breached covenant or warranty and details of any actions being taken to rectify that state of affairs, provided that if a Party is uncertain whether a misrepresentation or a breach of a covenant or warranty has occurred, then such Party shall promptly inform the other Parties of the full particulars of the occurrence giving rise to the uncertainty.

ARTICLE 7
REPRESENTATION AND WARRANTIES

7.1	Parent Representations and Warranties

     Unless a date is otherwise specified, the Parent represents and warrants to ----- as at the date of this Agreement and as at the Effective Time as follows, and acknowledges that ----- is and will be relying on such representations and warranties in connection with the performance of its obligations under this Agreement:

(a)	Corporate Standing of Parent: The Parent is duly incorporated, validly subsisting and in good standing under the laws of the Province of British Columbia and has all necessary corporate power, authority and capacity to enter into this Agreement and each and every agreement or document to be executed and delivered by it pursuant hereto and to perform its obligations hereunder and thereunder;

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

(b)	Corporate Standing of Subsidiary: The Subsidiary is duly incorporated, validly subsisting and in good standing under the laws of Canada, is registered to carry on business in British Columbia and is not registered to carry on business in any other jurisdiction;

(c)	No Conflict: Except as set out in the Disclosure Schedule, the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered pursuant hereto by the Parent or the Subsidiary and the consummation of the transactions contemplated hereby do not and will not

(i) conflict with or constitute or result in a breach or default by the Parent or the Subsidiary of any provision of its constating documents,

(ii) conflict with any agreement, instrument, permit or authority to which the Parent or the Subsidiary is a party or by which the Parent or the Subsidiary is bound,

(iii) violate or conflict with any Applicable Laws applicable to the Parent or the Subsidiary, or

(iv) give to any Person any interest or right that has not been waived prior to the date hereof, including a right to purchase any of the Subsidiary Shares, or any right of termination, cancellation or acceleration under any agreement, instrument, license, permit or authority to which the Parent or the Subsidiary is a party or by which the Parent or the Subsidiary is bound;

(d)	Authorization and Execution: Each of the Parent and the Subsidiary has, to the extent applicable, taken all actions necessary to authorize the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered pursuant hereto, this Agreement has been duly executed and delivered by the Parent and the Subsidiary, all documents to be executed and delivered hereunder by the Parent and the Subsidiary shall be duly executed and delivered, and this Agreement does and such documents will, when executed and delivered, constitute legal, valid and binding obligations of the Parent and the Subsidiary, as applicable, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors and general principles of equity;

(e)	Ownership of Subsidiary Shares: Except as set out in the Disclosure Schedule, the Parent is, has been since February 27, 2008, and will be until the Effective Time, the legal and beneficial owner of the Subsidiary Shares, and the Subsidiary Shares are and shall continue to be free and clear of all Encumbrances, there are no Acquisition Rights outstanding in respect of the Subsidiary other than hereunder in respect of the Convertible Debenture and there has been no Change of Control of the Subsidiary since January 1, 1999;

(f)	Minute Books: Except as set out in the Disclosure Schedule, the minute books and corporate records of the Parent and the Subsidiary contain complete and accurate minutes of all meetings and proceedings of the shareholders and directors of the Parent and the Subsidiary, as applicable, since their respective dates of incorporation and the registers of transfers, shareholders and directors are complete and accurate in all material respects.

Each of the Parent and the Subsidiary has kept and maintained such corporate records as are required under the laws of its jurisdiction of incorporation, and all such records are accurate, complete and up to date in all respects;

(g)	Shareholder Agreements: Except as set out in the Disclosure Schedule, there are no shareholders' agreements, voting trust agreements or other similar agreements relating to the Parent or the Subsidiary, the management of the Parent or the Subsidiary, or the shares or the ownership or voting of any of the issued and outstanding shares of the Parent or the Subsidiary;

(h)	Issued Share Capital of Parent: The issued share capital of the Parent consists of 4,801,512 common shares, except as set out in the financial statements of the Parent or the notes thereto, or in the Disclosure Schedule there are no outstanding options, warrants, calls, convertible securities or other securities or rights to acquire securities of the Parent ("Acquisition Rights"), and to the knowledge of the Parent, except as set out in the Disclosure Schedule:

(i) no Person, group of Persons, or Persons acting jointly or in concert owns, own, or has or have owned since the incorporation of the Parent, of record or beneficially, (i) more than 10% of the outstanding shares of the Parent or (ii) Acquisition Rights that if exercised would, when combined with shares of the Parent owned by such Person, Persons or group of Persons, result in such Person, Persons or group of Persons owning, of record or beneficially, more than 10% of the outstanding shares of the Parent; and

(ii) no Person, group of Persons, or Persons acting jointly or in concert owns, own, or has or have owned since January 1, 1999, of record or beneficially, (i) more than 10% of the outstanding shares of the Subsidiary or (ii) Acquisition Rights that if exercised would, when combined with shares of the Subsidiary owned by such Person, Persons or group of Persons, result in such Person, Persons or group of Persons owning, of record or beneficially, more than 10% of the outstanding shares of the Subsidiary;

(i)	Assets of Subsidiary: Immediately following the Reorganization, the Subsidiary will have no assets other than the Tax Attributes;

(j)	Real Property of Subsidiary: Except as set out in the Disclosure Schedule, since January 1, 1992, the Subsidiary has not owned, either legally or beneficially, any real property and, to the knowledge of the Parent and the Subsidiary, the Subsidiary did not own, either legally or beneficially, any real property prior to January 1, 1999, except as set out in the Disclosure Schedule;

(k)	Real Property Leases of Subsidiary: Except as set out in the Disclosure Schedule, the Subsidiary has not been a party to any real property lease since January 1, 1999 and, to the knowledge of the Parent and the Subsidiary, the Subsidiary was not a party to any real property lease prior to January 1, 1999, except as set out in the Disclosure Schedule;

(l)	Agreements of Subsidiary: Other than agreements that will be assigned pursuant to the Reorganization, the Subsidiary is not a party to or otherwise bound by any agreement, contract or commitment, whether written or verbal, in respect of which the Subsidiary shall have any obligation or liability from and after the Effective Time;

(m)	Liabilities of Subsidiary: From and after the Effective Time, the Subsidiary will have no debts, liabilities or obligations, absolute or contingent, that have not been assumed at or prior to the Effective Time;

(n)	Guarantees: The Subsidiary is not a party to or otherwise bound by any guarantee or agreement to grant a guarantee in respect of any debt, liability or other obligation of any Person in respect of which the Subsidiary shall have any liability from and after the Effective Time;

(o)	No Options, etc.: No Person has any right, present or future, contingent or absolute (whether by law, pre-emptive or by contract), to purchase any of the Subsidiary Shares or to require the Subsidiary to issue any shares in its capital, there are no outstanding securities of the Subsidiary that are convertible into shares in the capital of the Subsidiary, and there are no outstanding options or rights to subscribe for any of the unissued shares in the capital of the Subsidiary;

(p)	Authorized and Issued Capital of Subsidiary: The authorized capital of the Subsidiary at the date hereof consists of, and at the Effective Time will consist of, an unlimited number of common shares and an unlimited number of non-voting common shares, of which 38,412,100 common shares are issued and outstanding with 38,412,000 of such common shares being owned by the Parent and 100 of such common shares being owned by -------------------- and all of such shares have been issued as fully paid and non- assessable shares;

(q)	Transfer of Subsidiary Shares:

(i) Except for the transfer of 100 Subsidiary Shares from the Parent to -------------------- on March 18, 2008, there has been no transfer of any of the Subsidiary Shares since February 29, 2008;

(ii) From the date hereof until the completion of a Corporate Opportunity, there will be no transfer of any of the Subsidiary Shares;

(r)	Constating Documents of Subsidiary: The articles and bylaws of the Subsidiary are as set out in the minute book of the Subsidiary and have not been amended;

(s)	Audited Financial Statements: All financial and other information provided or to be provided by the Parent and the Subsidiary to KPMG LLP to prepare the Audited Financial Statements is and will be correct and accurate and constituted and constitutes all of the information necessary in order to permit KPMG LLP to prepare the Audited Financial Statements in accordance with GAAP, and the Audited Financial Statements are, or will be in the case of the of Audited Financial Statements for the year ended December 31, 2007, complete and accurate in all material respects and present, or will present in the case of the of Audited Financial Statements for the year ended December 31, 2007, fairly the financial condition and position of the Subsidiary as at December 31, 2007, December 31, 2006, and December 31, 2005, and the results of its operations for the fiscal years ended on December 31, 2007, December 31, 2006, and December 31, 2005;

(t)	Material Changes: Since December 31, 2007, other than as contemplated in this Agreement and except as set out in the Disclosure Schedule there has not been, in any material respect,

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

	(i)	any change in the accounting practices followed by the Subsidiary, other than as required by GAAP or as adopted for new transactions,

	(ii)	any change in the constating documents of the Subsidiary, and the Subsidiary has not effected any subdivision, consolidation, reclassification or other modification of its share capital,

	(iii)	any borrowing or increase in existing indebtedness or any liability incurred or any unusual acquisitions or purchases made by the Subsidiary,

	(iv)	any cancellation of any debts or claims or waiver of any rights of value by the Subsidiary in connection with any aspect of its business whether or not in the ordinary course of its business,

	(v)	any repayments of principal by the Subsidiary on any indebtedness owed by the Subsidiary to the Parent,

	(vi)	any advances or loans by the Subsidiary to any Person,

	(vii)	any declaration, setting aside or payment by the Subsidiary of any dividend or other distribution in respect of any shares in its capital, other than as part of the transfer of assets referred to in Section 3.2,

	(viii)	any purchase or redemption by the Subsidiary of any shares in its capital,

	(ix)	any bonus or other special payment made by the Subsidiary to the Parent or any of the Parent's employees, directors or officers;

(u)	Taxes:

	(i)	Tax Returns – All tax returns and reports of the Subsidiary required by law to be filed prior to the date hereof have been filed within the times and in the manner prescribed by Applicable Laws. All such tax returns and reports are true, complete and correct in all material respects and all Taxes shown to be payable on such tax returns have been paid or accrued in the Audited Financial Statements and the accounting and financial Books and Records of the Subsidiary;

	(ii)	Tax – The Subsidiary has been assessed for federal and provincial income taxes for all years to and including the fiscal year ended December 31, 2006;

	(iii)	Tax Status – Under the provisions of the Tax Act, the Subsidiary has at all times been and is now a taxable Canadian corporation;

	(iv)	Provision for Taxes – Adequate provision has been made by the Subsidiary for Taxes payable for the current period for which tax returns are not yet required to be filed;

	(v)	Extension Agreements – There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by or payment of any Taxes by the Subsidiary;

(vi)	Collections and Withholdings – The Subsidiary has collected or withheld all amounts required to be collected or withheld by it on account of Taxes or otherwise and has remitted the same to the appropriate Governmental Entity in the manner and within the time required under any Applicable Laws or, if any such amount is not yet due, has set it aside in appropriate accounts for payment when due;

(vii)	Rulings – Except as set out in the Disclosure Schedule, the Subsidiary has not received any written ruling related to Taxes or entered into any agreement with a Governmental Entity relating to Taxes;

(viii)	Contingent Tax Liabilities – Except as set out in the Disclosure Schedule, the Parent is not aware of any contingent tax liabilities of the Subsidiary;

(ix)	Adverse Proceedings – There are no actions, suits, or other proceedings or proposals, investigations or claims in progress, pending or, to the knowledge of the Parent or the Subsidiary, threatened against the Subsidiary in respect of any Taxes of the Subsidiary or the Tax Attributes and there are no currently outstanding reassessments or written inquiries or proposals that have been issued or raised by any Governmental Entity relating to any Taxes or the Tax Attributes;

(v)	Tax Residency of Subsidiary: The Subsidiary is not a non-resident of Canada within the meaning and for the purposes of the Tax Act;

(w)	Fiscal Year End of Subsidiary: The fiscal year end of the Subsidiary is December 31;

(x)	Books and Records of Subsidiary: The accounting and financial Books and Records of the Subsidiary set out and disclose all material financial transactions of the Subsidiary and such transactions have been accurately recorded in the Books and Record of the Subsidiary. The Books and Records of the Subsidiary are not wholly or partly recorded, stored or maintained or otherwise held by any means (including any electronic, mechanical or photographic process) not available to the Subsidiary in the ordinary course of its business;

(y)	No Finders' Fees: Neither ----- nor the Subsidiary shall have any responsibility for any obligation or liability, contingent or otherwise, for brokers' or finders' fees, if any, incurred by the Parent or the Subsidiary with respect to the transactions contemplated hereby and, other than as set forth in the Disclosure Schedule, no such fees have been incurred; and

(z)	Information Made Available to -----: The Parent shall have made available to ----- all material information pertaining to or affecting the Parent and the Subsidiary and shall not have withheld from ----- any material documents or information reasonably required to not make misleading those documents and information made available by the Parent or the Subsidiary.

7.2	-----Representations and Warranties

     ----- hereby represents and warrants to the Parent as of the date of this Agreement as follows and acknowledges that the Parent is relying on such representations and warranties in connection with entering into this Agreement:

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

(a)	Corporate Standing: ----- is duly formed and validly subsisting under the laws of the Province of Alberta and has all necessary power, authority and capacity to enter into this Agreement and each and every agreement or document to be executed and delivered pursuant hereto by it and to perform its obligations hereunder and thereunder;

(b)	No Conflict: The execution and delivery of this Agreement and each and every agreement or document to be executed and delivered pursuant hereto and the consummation of the transactions contemplated hereby does not and will not

	(i)	conflict with or constitute or result in a breach or default by ----- of any provision of the constating documents of -----,

	(ii)	conflict with any agreement, instrument, permit or authority to which ----- is a party or by which ----- is bound,

	(iii)	violate or conflict with any Applicable Laws applicable to -----, or

	(iv)	give to any Person any interest or right that has not been waived prior to the date hereof, including a right to purchase any of the Convertible Debenture or the Subsidiary Shares, or any right of termination, cancellation or acceleration under any agreement, instrument, license, permit or authority to which ----- is a party to or by which ----- is bound;

(c)	Authorization and Execution: ----- has taken all actions necessary to authorize the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered by it pursuant hereto and to perform its obligations hereunder and thereunder, this Agreement has been duly executed and delivered by ----- and all documents to be executed and delivered hereunder by ----- shall be duly executed and delivered, and this Agreement does and such documents will, when executed and delivered, constitute legal, valid and binding obligations of -----, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, and general principles of equity; and

(d)	No Finders' Fees: Neither the Parent nor the Subsidiary shall have any responsibility for any obligation or liability, contingent or otherwise, for brokers' or finders' fees, if any, incurred by ----- with respect to the transactions contemplated hereby.

7.3	No Merger and Survival

     There shall not be any merger of this Agreement or any representation or warranty contained herein with the agreements to be delivered pursuant hereto or any representation or warranty contained therein, notwithstanding any rule of law, equity or statute to the contrary, all or which rules are hereby waived.

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

ARTICLE 8
CONDITIONS PRECEDENT

8.1	Conditions Precedent for the Benefit of -----

     The obligation of ----- to acquire the Convertible Debenture pursuant to Section 2.2 is conditional upon and subject to the satisfaction or fulfilment of each of following conditions on or prior to the Closing Date, unless an earlier date is specified:

(a)	the representations and warranties of the Parent contained in this Agreement shall be true and correct in all material respects as at the Effective Time with the same force and effect as if such representations and warranties were made at such time, and a certificate of the Parent, dated as of the Effective Time to that effect shall have been delivered by the Parent to -----. Upon the delivery of such certificate, the representations and warranties of the Parent contained in this Agreement shall be deemed to have been made at the Effective Time with the same force and effect as if made at such time;

(b)	all of the covenants, agreements and deliveries of the Parent to be performed by it pursuant to the terms of this Agreement at or before the Effective Time, including, without limitation, completion of the Reorganization on the terms contemplated herein, shall have been duly performed in all material respects;

(c)	at or before April 4, 2008, ----- shall be satisfied with the results of its confirmatory due diligence investigations of the Parent and the Subsidiary with respect to (i) its review of the Audited Financial Statements and the other financial statements contemplated hereby, all tax returns and all actual or proposed filings or re-filings thereof, (ii) no outstanding Claims against the Parent or the Subsidiary, and (iii) the Reorganization and the valuation methodology and values utilized in connection therewith;

(d)	no material adverse change having occurred or being reasonably expected to occur or no material fact in respect of the Parent or the Subsidiary that might reasonably be expected to result in a material adverse change in respect of the Subsidiary,

(e)	no actual or threatened governmental or regulatory change that would have a material adverse effect on the value or utility of the Tax Attributes of the Subsidiary, and

(f)	at or before the Effective Time there shall not have occurred a Change of Control of the Parent or the Subsidiary;

(g)	the Subsidiary shall have made arrangements to grant a first ranking security interest in favour of ----- on the Closing Date, in a form and substance acceptable to -----, acting reasonably, over all its personal property and such security interest shall have been registered wherever required to be opposable against third persons;

(h)	the receipt from all material creditors of the Parent or the Subsidiary and all parties to material contracts of the Parent or the Subsidiary, (as specified by ----- to the Parent on or before April 4, 2008) of required consents to the assumption of all liabilities by the Parent and releases of the Subsidiary from all liability to such parties, such acknowledgements to be in a form satisfactory to -----, acting reasonably;

(i)	all registrations or security interests against the Subsidiary shall have been discharged; and

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

(j)	the obtaining by the Parent of satisfactory product liability insurance for ------- for the Subsidiary, at the Parent's cost or, alternatively, the Parent obtaining insurance for the benefit of the Subsidiary for any product liability claims for a period of -------, in each case to cover claims which may arise in connection with the business of the Subsidiary carried on prior to the Closing Date, and the Parent providing evidence to ----- that the Subsidiary will continue to have (after the Closing Date) the benefit of insurance maintained by the Parent before the Closing Date.

     The foregoing conditions are for the exclusive benefit of ----- and such conditions may be waived in whole or in part by ----- on or prior to the Closing Date by delivery to the Parent of a written waiver to that effect signed by -----.

8.2	Rights of ------- on Conditions

     If any of the conditions for the exclusive benefit of -------- set forth in Section 8.1 shall not have been fulfilled or waived by -------- at or prior to the Closing Date, then -------- shall have no further obligation pursuant to this Agreement and may terminate this Agreement, and upon such termination the Parent shall return the Deposit to -------- and each Party shall be relieved of its obligations hereunder, provided that such termination shall not relieve any Party from its obligations pursuant to Article 10 and Section 11.2.

8.3	Conditions Precedent

[Competitively sensitive information intentionally omitted.]

8.4	Conditions Precedent for the Benefit of the Parent

     Notwithstanding anything herein contained, the obligation of the Parent to continue to perform its obligations under this Agreement, including, without limitation, the obligation to cause the Subsidiary to issue the Convertible Debenture pursuant to Section 2.2, is conditional upon and subject to the satisfaction or fulfilment of each of the following conditions at or prior to the Effective Time:

The identity of the private investor and information regarding the manner in which the Parent and the private investor will after the Closing Date source and pursue other opportunities to maximize the value of their respective interests in the Subsidiary and the proceeds to be received by the Parent as a result thereof has been redacted in the provision marked above on the basis of confidentiality.

(a)	the representations and warranties of ----- contained in this Agreement shall be true and correct in all material respects as at the Effective Time with the same force and effect as if such representations and warranties were made at such time, and a certificate of -----, dated as of the Effective Time to that effect shall have been delivered by ----- to the Parent at such time. Upon the delivery of such certificate, the representations and warranties of ----- contained in this Agreement shall be deemed to have been made at the Effective Time with the same force and effect as if made at such time; and

(b)	all of the covenants, agreements and deliveries of ----- to be performed by it pursuant to the terms of this Agreement at or before the Effective Time shall have been duly performed in all material respects and a certificate of -----, dated as of the Effective Time to that effect shall have been delivered by ----- to the Parent at such time.

     The foregoing conditions are for the exclusive benefit of the Parent and such conditions may be waived in whole or in part by the Parent on or prior to the Effective Time by delivery to ----- of a written waiver to that effect signed by the Parent.

8.5	Rights of the Parent on Conditions

     If any of the conditions for the exclusive benefit of the Parent set forth in Section 8.4 shall not have been fulfilled or waived by the Parent at or prior to the Payment Date or if ----- breaches any term or condition of this Agreement, then the Parent may, by written notice to -----, elect to

(a)	treat this Agreement as terminated by reason of the non-fulfilment or breach of -----'s obligations (other than each Party's obligations pursuant to Article 10 and Section 11.1) and, if the Parent so decides, pursue a claim for damages, or

(b)	continue to treat this Agreement as binding and enforceable and to the extent necessary seek injunctive relief or an order for specific performance and, if the Parent so decides, pursue a claim for damages or specific performance in respect of this Agreement.

     The Parent shall be deemed to be treating this Agreement as binding and enforceable unless and until it specifically elects in writing to pursue the alternative in subparagraph (a) above.

ARTICLE 9
INDEMNITY

9.1	Parent Indemnity of -----

The Parent shall

	(a)	be liable and responsible for any and all Losses that ----- and its directors, officers, agents and employees may suffer, sustain, pay or incur; and

	(b)	indemnify, release and save each of ----- and its directors, officers, agents and employees harmless from any and all Losses that may be brought against or suffered by -----, its directors, officers, agents or employees or that any of them may suffer, sustain, pay or incur, resulting from, arising out of, attributable to or connected with

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

(c)	any misrepresentation or breach of any covenant or warranty made by the Parent under this Agreement; or

(d)	any failure by the Parent to observe or perform any covenant or agreement made by the Parent under this Agreement or any agreement executed and delivered pursuant hereto.

   The indemnities described in subparagraphs (c) and (d) shall continue in full force and effect until the expiration of two years following the Effective Time, except for matters related to Taxes, which shall continue in full force and effect until the expiration of the applicable reassessment period in accordance with Applicable Laws.

9.2	----- Indemnity of Parent

----- shall

	(a)	be liable and responsible for any and all Losses that the Parent and its directors, officers, agents and employees may suffer, sustain, pay or incur and

	(b)	indemnify, release and save each of the Parent and its directors, officers, servants, agents and employees harmless from and against any and all Losses that may be brought against or suffered by the Parent, its directors, officers, servants, agents or employees or that any of them they may suffer, sustain, pay or incur resulting from, arising out of, attributable to or connected with

(c)	any misrepresentation or breach of any covenant or warranty made by ----- under this Agreement or

(d)	any failure by ----- to observe or perform any covenant or agreement made by ----- under this Agreement or any agreement executed or delivered pursuant hereto.

     The indemnities described in paragraph (c) and (d) shall continue in full force and effect until the expiration of two years following the Effective Time.

9.3	Parent Indemnity of the Subsidiary and -----

The Parent shall

	(a)	be liable and responsible for any and all Losses that the Subsidiary, ----- or their respective directors, officers, agents and employees may suffer, sustain, pay or incur; and

	(b)	indemnify, release and save the Subsidiary, ----- and each of their respective directors, officers, agents and employees harmless from any and all Losses that may be brought against or suffered by the Subsidiary, ----- or their respective directors, officers, agents or employees or that any of them may suffer, sustain, pay or incur resulting from, arising out of, attributable to or connected with any Liabilities of the Subsidiary existing, incurred or arising at or prior to the Effective Time and all Losses that may be suffered by the Subsidiary at any time after the Effective Time that arise from or relate to any act, failure to act, matter or thing that occurred prior to the Effective Time.

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

ARTICLE 10
CONFIDENTIALITY

10.1	Confidentiality

     Except to the extent disclosure is required by Applicable Laws or is required in connection with a Corporate Opportunity, the Parties shall hold in confidence

(a)	any and all proprietary, confidential, trade secret and any other non-public information and data in relation to the business and affairs of a Party or this transaction,

(b)	any and all proprietary, confidential, trade secret and any other non-public information and data in relation to a Party, and

(c)	the terms and conditions of this Agreement and the fact that the Parties have entered into this Agreement,

and no Party shall disclose any of such information or use such information for its own purposes without the prior written consent of the other Parties, except to the Parties' professional advisors and the principals and professional advisors of any participant in a proposed Corporate Opportunity under a duty of confidentiality. The foregoing provisions set forth in this Section 10.1 shall not apply to (i) information that at the time of disclosure is or thereafter becomes generally available to and known by the public, (ii) information that is or was received on a non-confidential basis from a source other than a Party, or (iii) information that was known by a Party prior to disclosure hereunder and is not subject to a confidentiality obligation.

ARTICLE 11
GENERAL

11.1	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by facsimile or sent by courier addressed as follows:

(i) if to the Parent:

Forbes Medi-Tech Inc.
Suite 200, 750 West Pender Street
Vancouver, B.C. V6C 2T8
Attention:	David Goold
Facsimile:	(604) 689-7641

(ii)	if to -----:

------------------ ---------------------- ------------------------------- -----------------------

-------------------------

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

(c)	Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 11.1.

11.2	Fees

     Each of the Parties shall pay its own legal and accounting costs and other fees, costs and expenses of any nature or kind incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto, and the Parent or the Subsidiary shall pay the fees and expenses of PricewaterhouseCoopers LLP with respect to the transactions contemplated hereby and any other fees, costs or expenses incurred by KPMG LLP in connection with the preparation of the Audited Financial Statements (provided that the liability for all such fees and expenses shall be assumed by the Parent as part of the Reorganization).

11.3	Further Assurances

     Each Party covenants and agrees that it will at all times promptly execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances, and do all such other acts and things as any other Party, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

11.4	Entire Agreement

     This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than as herein provided.

11.5	Severability

     If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

11.6	Amendments and Waivers

     No amendment of any provision of this Agreement shall be binding on any Party unless it has been agreed to in writing by each of the Parties. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

11.7	Time of Essence

Time shall be of the essence of this Agreement.

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

11.8	Successors and Assigns

     This Agreement shall enure to the benefit of and shall be binding on the Parties and their respective successors and assigns and shall be enforceable by the Parties and their successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties

11.9	Applicable Laws

     This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta without reference to conflicts of law principles, and each Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Alberta and all courts competent to hear appeals therefrom.

11.10	Publicity

     Each of the Parent, the Subsidiary and ----- shall advise, consult and cooperate with the other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written public or private statement with respect to this Agreement, the transactions contemplated hereby or any other matters, from the date hereof until the Effective Time. Neither the Parent, the Subsidiary nor ----- shall issue any such news release or make any such written public or private statement prior to receiving the consent of the other Parties, such consent to not be unreasonably withheld, except as may be required by Applicable Law including, for greater certainty, in order to fulfill the Parent's continuous disclosure obligations under applicable securities laws or by obligations pursuant to any listing agreement with a stock exchange and only after using its commercially reasonable efforts to consult the other Parties.

11.11	Counterparts and Facsimile Execution

     This Agreement may be executed in counterparts and by facsimile, each of which counterparts shall constitute an original and all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF the Parties have made this Agreement effective as of the day and year first above written.

------------------

Per: (signed) --------------

FORBES MEDI-TECH INC.

Per: (signed) "Charles Butt"

FORBES MEDI-TECH OPERATIONS INC.

Per: (signed) "Charles Butt"

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

SCHEDULE A

SUMMARY OF TRANSACTION STEPS

1.	Forbes Research & Manufacturing Inc. is to be wound up into the Subsidiary and all of the assets of Forbes Research & Manufacturing Inc. are to transferred to the Subsidiary and the Subsidiary is to assume all the liabilities of Forbes Research & Manufacturing Inc.

2.	The Transfer of the assets and liabilities of the Subsidiary is to take place as contemplated in Section 3.2 of the Agreement.

3.	The authorized capital of the Subsidiary is to be amended such that the Subsidiary shall be authorized to issue an unlimited number of non-voting shares.

4.	The stated capital of the Subsidiary Shares shall be reduced such that the stated capital of the Subsidiary Shares is no more than $100.00.

5.	The Subsidiary shall change its name as contemplated in Section 3.3 of the Agreement.

A-1

SCHEDULE B

DISCLOSURE SCHEDULE

This disclosure schedule is made in connection with the representations and warranties set out in the Investment Agreement (the “Investment Agreement”) dated as of March 19, 2008 between ------------------, Forbes Medi-Tech Inc., and Forbes Medi-Tech Operations Inc.

This disclosure schedule is qualified in its entirety by reference to the Investment Agreement, and is not intended to constitute, and shall not be construed as constituting, representations and warranties of Forbes Medi-Tech Inc. or Forbes Medi-Tech Operations Inc. except as and to the extent provided in the Investment Agreement. Inclusion of information herein shall not be construed as an admission that such information is material to the business, operations or financial condition of any party or the transactions contemplated by the Investment Agreement. Any capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Investment Agreement.

SECTION 7.1 – PARENT REPRESENTATIONS AND WARRANTIES

Section 7.1(c): No Conflict

   N/A

Section 7.1(e): Ownership of Subsidiary Shares

Any references to the Parent owning all of the Shares of the Subsidiary or in respect of any transfer of Subsidiary Shares are modified to reflect the purchase on March 18, 2008 by -------------------- of one hundred common shares in the share capital of the Subsidiary.

Section 7.1(f): Minute Books

   N/A

Section 7.1(g): Shareholder Agreements

   N/A

Section 7.1(h): Issued Share Capital of Parent

As filed on April 10, 2006, Cantor Fitzgerald (consisting of Cantor Fitzgerald & Co.; Cantor Fitzgerald Securities; Cantor Fitzgerald L.P.; CF Group Management, Inc.; and Howard W. Lutnick) collectively owned 4,514,396 common shares of the Subsidiary, accounting for 13.2% of the total number of voting securities, for investment purposes. As filed on June 18, 2006, Cantor Fitzgerald held a reported 15% interest (5,771,144 shares as per SEDI filings) in the Subsidiary.

As filed, Cantor Fitzgerald began disposing of its holdings in the Subsidiary on December 4, 2006. As filed on January 11, 2007, Cantor Fitzgerald collectively owned 0 common shares of the Subsidiary, accounting for 0% of the total number of voting securities.

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

Section 7.1(j): Real Property of Subsidiary

Real Property Owned by Forbes Research & Manufacturing Inc. prior to winding-up:

An immovable and real property located at 310 rue des Forges, Amqui, Quebec (the “Property”) and equipment located thereon purchased from Bayer Inc., on November 9, 1998.

The Property was sold August 9, 2002 to 3824527 Canada Inc. (o/a Chaichem Pharmaceuticals).

Section 7.1(k): Real Property Leases of Subsidiary

Office Leases

1.	Sublease with Landlord’s Consent dated September 9, 1999 between C.M. Oliver & Company Limited (Tenant) and Forbes Medi-Tech Inc. (Subtenant) and Pacific Centre Leaseholds Limited (Landlord)

2.	Office Lease dated December 2, 2002 between Pacific Centre Leaseholds Limited (Landlord) and Forbes Medi-Tech Inc. (Tenant)

3.	Lease Amending Agreement dated December 1, 2003 between Pacific Centre Leaseholds Limited (Landlord) and Forbes Medi-Tech Inc. (Tenant)

4.	Lease Amendment and Expansion Proposal (Suite 200 & 210, 750 West Pender Street, Vancouver, BC) dated February 28, 2005 between Pacific Centre Leaseholds Limited (Landlord) and Forbes Medi-Tech Inc. (Tenant)

5.	Lease Amending and Extension Agreement dated March 24, 2005 between Pacific Centre Leaseholds Limited (Landlord) and Forbes Medi-Tech Inc. (Tenant)

6.	Sublease Agreement dated December 5, 2007 between Pacific Centre Leaseholds Limited (Landlord) and Forbes Medi-Tech Inc. (Tenant) and TTM Resources Inc. (Sub-Tenant)

7.	Residential Tenancy Agreement dated December 1, 2004, effective as of December 1, 2003, between Forbes Medi-Tech Inc. and Vancouver Rental Properties Ltd. for the apartment located at 2005 – 1288 Alberni Street (President’s apartment – month to month lease for $2,500/month)

Laboratory Leases

1.	Sublease dated May 15, 2000 between Forbes Medi-Tech Inc. (Tenant) and Discovery Parks Incorporated (Landlord) – for the premises located at UBC, 402 – 2389 Health Sciences Mall, Vancouver, BC, V6T 1Z3

2.	Sub-Sublease dated July 15, 2003 between Forbes Medi-Tech Inc. (Sublandlord) and Cavendish Analytical Laboratory Ltd. (Subtenant) – for the premises located at UBC, 402 – 2389 Health Sciences Mall, Vancouver, BC, V6T 1Z3

3.	Office Lease Agreement commencing May 1, 2003 between the University of British Columbia (Landlord) and Forbes Medi-Tech Inc. (Tenant) – for the premises located at UBC, Food Science Building, 6650 N.W. Marine Drive, Vancouver, BC, V6T 1Z4 [this building was torn down and Tenant was moved to the Food, Nutrition and Health Building, Faculty of Land and Food Systems, 2205 East Mall, UBC, Vancouver, BC, Canada V6T 1Z4 – no new lease was signed]. This lease was terminated on December 31, 2007.

 To the knowledge of the Parent and the Subsidiary, the Subsidiary was a party to the following real property leases prior to 1999:

Office Leases

1. 1995 to November 1997, 1500 – 701 West Georgia Street, Vancouver, BC

2. November 1997 to November 1999, 2000 – 1066 West Hastings Street, Vancouver, BC

Laboratory Leases

1. 1999 to 2000 JR Laboratories Inc., #12 – 3871 North Fraser Way, Burnaby, BC, V5J 5G6

Section 7.1(t): Material Changes

The stated capital of the Subsidiary’s common shares was reduced by $98,460,000 following a special resolution of the Subsidiary’s shareholders passed on February 14, 2008.

Some bonuses (approximately $200,000) for the year ended December 31, 2007 will be paid to the officers and employees of the Subsidiary (the employees of the Parent following the transfer of assets and liabilities of the Subsidiary to the Parent contemplated in Section 3.2 of the Investment Agreement). The final individual amounts and timing of payments have not yet been finalized (the liability for any such payments will be assumed by the Parent as contemplated in Section 3.2 of the Investment Agreement).

Section 7.1(u): Taxes

Section 7.1(u)(vii): Rulings

N/A

Section 7.1(u)(viii): Contingent Tax Liabilities

N/A

Section 7.1(y): No Finders’ Fees

Fees will be paid pursuant to the engagement letter between Forbes Medi-Tech Inc. and PricewaterhouseCoopers LLP Corporate Finance dated June 5, 2007 for financial advisory services.

This agreement will be assumed by the Parent prior to the Closing Date, and the Subsidiary will be released from its obligations thereunder.

SCHEDULE C

FORM OF CONVERTIBLE DEMAND DEBENTURE

Principal Amount: $3,000,000 (Cdn.)
Holder: ------------------

8% CONVERTIBLE DEMAND DEBENTURE

     Forbes Medi-Tech Operations Inc. (hereinafter referred to as the "Corporation"), a corporation duly incorporated and existing under the laws of Canada, for value received, hereby acknowledges itself indebted and promises to pay on demand or April 30, 2009, whichever is earlier (such date being referred to herein as the "Due Date"), to or to the order of ------------------ (hereinafter referred to as the "Holder") the Principal Amount, as set out above, subject to adjustment in accordance with the Investment Agreement dated March 19, 2008 among the Corporation, the Holder and Forbes Medi-Tech Inc. in lawful money of Canada upon presentation and surrender of this Debenture at the principal offices of the Corporation or at such other place in Canada as the Holder may designate in writing, and to pay interest on the Principal Amount from the date hereof at the rate of 8% per annum, calculated and compounded semi-annually, both before and after the Effective Date of Conversion (as defined herein) until such interest and principal amount is paid in full and, should the Corporation at any time default in payment of any principal or interest, to pay, on demand, interest both before and after default and judgment on the amount in default at the same rate in like money. The interest rate specified herein is intended to be a nominal rate and not an effective rate of interest.

RIGHT OF CONVERSION

1.	(a)	Conversion at the Demand of Holder: Upon and subject to the provisions and conditions herein contained, the Holder shall have the right, at any time, upon the giving of written notice to the Corporation (the "Conversion Notice"), to convert all or, in the sole discretion of the Holder, any part of the outstanding Principal Amount of this Debenture into • common shares of the Corporation (the "Common Shares") and • non-voting shares of the Corporation (the "Non-Voting Shares") (the Common Shares and Non-Voting Shares are collectively referred to herein as the "Shares"), as adjusted pursuant to Section 15 hereof, at a conversion price of $• per Common Share and $• per Non-Voting Share, as adjusted from time to time, (the "Conversion Ratio") such that, for greater clarity and subject to adjustment, $• of the Principal Amount of this Debenture shall be convertible into the Common Shares and $• of the Principal Amount of this Debenture shall be convertible into the Non-Voting Shares and in the event the Holder at any time converts less than all of the Principal Amount of this Debenture then the Holder shall elect, in the sole discretion of the Holder with such election to be made in the Conversion Notice provided by the Holder in connection with such conversion, the portion of the Principal Amount of this Debenture to be converted into Common Shares, if any, and the portion of the Principal Amount of this Debenture to be converted into Non-Voting Shares, if any, and such election shall be binding on the Corporation.

Procedure for conversion: If the Holder desires to convert this Debenture into Shares in whole or in part, the Holder shall deliver a written notice (signed by the Holder or his attorney or agent) to the Corporation exercising its right to convert this Debenture, together with this Debenture. Upon the delivery of the said notice, the Holder or such
(b)

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

other person in whose name the Shares are to be issued, as designated in the said notice, shall be deemed, for all purposes, to be the holder of record of such number of fully paid and non-assessable Shares into which this Debenture may be converted on the basis contemplated in Subsection 1(a) and such person or persons shall be entitled to delivery by the Corporation of a certificate or certificates representing such Shares promptly after the exercise of such right of conversion. The Corporation shall thereupon cancel this Debenture to reflect the payment in full of the Principal Amount if the conversion is of the entire Principal Amount hereof or shall endorse this Debenture to reflect a partial payment if the conversion relates to part of the Principal Amount.

(c)	Approvals and Registrations: The Corporation will take such action as may be necessary to secure all registrations and approvals as may be required by applicable statutes or regulations for the issuance of the Shares upon conversion of this Debenture in whole or in part.

(d)	Adjustment for interest or dividends: If this Debenture is converted pursuant to Subsection 1(a), then, notwithstanding anything herein to the contrary, the Corporation will pay to the Holder interest accrued hereunder up to the date upon which the Holder is deemed to be the holder of record of the Shares issuable upon conversion as provided in Subsection 1(a) (the "Effective Date of Conversion"), such interest to be paid on the Effective Date of Conversion.

(e)	Reservation of Shares: So long as this Debenture is outstanding, the Corporation shall reserve and conditionally allot against the conversion rights conferred to the Holder by this Debenture a sufficient number of Shares to enable this Debenture to be converted upon the basis provided for in Subsection 1(a). All Shares issued upon exercise of the right of conversion herein provided for shall be issued as fully paid and non-assessable Shares.

EVENTS OF DEFAULT

2.	Events of Default: Notwithstanding the fact that the Principal Amount is payable on demand, the happening of any one or more of the following events shall be considered an event of default (each an "Event of Default"):

	(a)	if the Debtor makes default in payment of the Principal Amount of the Debenture when the same becomes due and payable under any provision hereof;

	(b)	the Debtor does not observe or perform any of the Debtor’s obligations under this Agreement or any other agreement or document existing at any time between the Debtor and the Holder;

	(c)	any representation, warranty or statement made by or on behalf of the Debtor to the Holder is untrue in any material respect at the time when or as of which it was made;

	(d)	the Debtor: (i) makes a proposal or files an assignment for the benefit of creditors under the Bankruptcy and Insolvency Act (Canada) or similar legislation in Canada or any other jurisdiction; (ii) a petition in bankruptcy is filed against the Debtor; (iii) steps are taken under any legislation by or against the Debtor seeking its liquidation, winding-up, dissolution or reorganization or any arrangement or composition of its debts; or (iv) proceedings are instituted to petition the Debtor into bankruptcy under the Bankruptcy and Insolvency Act (Canada) or similar legislation in Canada or any other jurisdiction which remain undischarged on the 60th day after they are instituted;

(e)	a Receiver, trustee, custodian or other similar official is appointed in respect of the Debtor or any of the Debtor’s property;

(f)	the holder of a charge, other than the Holder, takes possession of all or any part of the Debtor’s property, or a distress, execution or other similar process is levied against all or any part of such property;

(g)	if an event of default, as defined in any indenture or instrument under which the Debtor has at the time hereof or shall hereafter have outstanding in respect of any indebtedness for borrowed money, shall have occurred and be continuing and such indebtedness shall have been accelerated;

(h)	if the Debtor shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and after notice in writing has been given by the Holder to the Debtor specifying such default and requiring the Debtor to rectify the same, the Debtor shall fail to make good such default within a period of 15 days unless the Holder (having regard to the subject matter of the default) shall have agreed to a longer period and in such event within the period agreed to by the Holder; or

(i)	if an encumbrancor shall lawfully take possession of the property of the Debtor or any part thereof which is a substantial part thereof or if a distress or execution or any similar process shall be levied or enforced against and remains unsatisfied for or is not discharged within 30 days.

ENFORCEMENT

3.	Enforcement of Security: Upon the occurrence and during the continuance of any Event of Default, the Holder will be entitled to demand payment of any amount due hereunder and to enforce its rights under any security granted in its favour.

COVENANTS AND REPRESENTATIONS OF THE CORPORATION

4.	Certain Covenants by the Corporation: The Corporation hereby covenants and agrees:

	(a)	To Pay Principal and Interest: That the Corporation will duly and punctually pay or cause to be paid to the Holder the principal of and interest accrued on this Debenture and other amounts payable hereunder on the dates, at the places, in the moneys, and in the manner mentioned herein.

	(b)	To Carry on Business: Any business carried on by the Corporation will be conducted in a proper and efficient manner; and at all reasonable times it will furnish or cause to be furnished to the Holder or its duly authorized agent or attorney such information relating to the business of the Corporation as the Holder may reasonably require; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights.

4.B	Certain Representations and Warranties by the Corporation: The Corporation represents and warrants:

(a)	Incorporation, Licenses and Qualification: That the Corporation is a body corporate, duly incorporated, properly organized and validly existing under the laws of its jurisdiction of incorporation and is duly registered and qualified to do business under the laws of each other jurisdiction in which the character of the properties owned by it or the nature of the activities conducted by it made such registration or qualification advisable or necessary and that it will maintain such status.

(b)	Power, Authority, Execution and Delivery: That the Corporation has full power and lawful authority to enter into this Debenture, to create and grant this Debenture, and has duly executed and delivered this Debenture and that the that the Corporation has full power and lawful authority to enter into the general security agreement between the Holder and the Corporation dated April •, 2008 (the "GSA"), and the security contemplated thereby and has duly executed and delivered the GSA.

(c)	Enforceability: That each of this Debenture and the GSA constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditor's rights generally and to general principles of equity.

(d)	Non-Conflict: Neither the execution nor the performance of this Debenture nor the GSA requires the approval of any regulatory agency having jurisdiction over the Corporation which has not been obtained, nor is this Debenture or the GSA in contravention of or in conflict with the articles, by-laws or resolutions of the directors or shareholders of the Corporation or any unanimous shareholders agreement relating to the Corporation or of the provisions of any agreement to which the Corporation is a party or by which any of its property may be bound or of any statute, regulation, by-law, ordinance or other law, or of any judgment, decree, award, ruling or order to which the Corporation or any of its property may be subject.

(e)	No Default: The Corporation is not in material breach of any material agreement to which it is a party or its assets are bound.

MISCELLANEOUS

5.	Limitation on Voting: Notwithstanding any other provision herein, in no event shall this Debenture be convertible into a number of shares of the Corporation such that the Holder would own or control directly or indirectly in any manner whatsoever in excess of 35% of the voting shares of the Corporation issued and outstanding on the Effective Date of Conversion.

6.	Replacement of Debenture Mutilated, Lost or Destroyed: If this Debenture is mutilated lost or destroyed, the Corporation shall issue and deliver to the Holder, a new Debenture of like tenor as the one mutilated, lost or destroyed, in exchange for and in place of and upon cancellation of such mutilated Debenture, or in lieu of and in substitution for such lost or destroyed Debenture, provided, however, that the Corporation shall have first received an indemnity in form and as to execution satisfactory to it in its reasonable discretion.

7.	Notices: All notices given hereunder to the Holder or to the Corporation shall be in writing and personally delivered during normal business hours or sent by prepaid registered mail if to the Holder at ------------------------------------------------------ unless otherwise instructed, or if to the Corporation at Suite 200, 750 West Pender Street, Vancouver, B.C. V6P 2T8 or such

The identity of the private investor has been redacted in the provision marked above on the basis of confidentiality.

addresses as it may give notice of to the Holder. Every such notice shall be deemed to have been given on the third business day following the day when it is posted or on the day when it is delivered.

8.	Application of Moneys: Except as herein otherwise expressly provided, any moneys paid on account of this Debenture, whether paid by the Corporation or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation shall be applied as follows:

(a) first, in payment or in reimbursement to the Holder of its costs, charges and expenses as required by Section 9 with interest thereon as herein provided;

(b) second, in payment to the Holder, of accrued and unpaid interest and interest on amounts in default on the Debenture which shall then be outstanding; and

(c) third, in payment to the Holder of the outstanding Principal Amount of the Debenture.

9.	Expenses: The Corporation agrees to pay to the Holder forthwith on demand all costs, charges and expenses, including all legal fees (on a solicitor and his own client basis), incurred by the Holder in connection with the recovery or enforcement of payment of the Principal Amount of and interest on this Debenture and any other moneys payable hereunder whether by realization or otherwise. All such sums shall bear interest at the rate set forth above.

10.	Exclusion of Liability of Holder: The Holder shall not be liable for any failure to exercise its rights, powers or remedies arising hereunder or otherwise.

11.	Effect of Headings: The headings of all the preceding sections, subsections and paragraphs are inserted for convenience of reference only and shall not affect the construction or interpretation of this Debenture. References herein to sections and subsections are references to sections or subsections of this Debenture unless otherwise specified or otherwise required by the context.

12.	Formal Date: This debenture may be referred to as bearing the formal date of •, 2008, notwithstanding its actual date of execution.

13.	Assignment: this Debenture may be assigned by the Holder or its successors and assigns at any time and from time to time. The Corporation shall not assign this Debenture.

14.	Governing Law: The Debenture shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein excluding reference to conflicts of laws principles, and shall be treated in all respects as a contract entered into in the Province of Alberta.

15.	[Business sensitive information intentionally omitted.]

Information regarding pricing has been redacted in the provision marked above on the basis of confidentiality.

     IN WITNESS WHEREOF the Corporation has duly executed this Debenture as of the ____ day of _______________, 2008.

FORBES MEDI-TECH OPERATIONS INC.

Per: __________________________________